press release

ArcelorMittal Announces Early Tender Results for its Offers to Purchase for Cash the Outstanding Notes Listed Below

Title of Security	CUSIP/ISIN	Outstanding Principal Amount	Acceptance Priority Level	Principal Amount Tendered	Principal Amount Accepted	Early Tender Premium(1)	Total Consideration(2)
7.000% notes due 2039	03938LAP9/US03938LAP94	$1,117,462,000	1	$428,331,000	$428,331,000	$50	$1,170.00
6.750% notes due 2041	03938LAS3/US03938LAS34	$629,005,000	2	$194,412,000	$194,412,000	$50	$1,153.00

(1)	Per $1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time (as defined below) and not validly withdrawn.
(2)	Per $1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn. Includes the Early Tender Premium (as defined below). Does not include Accrued Interest (as defined below).

August 21, 2018 – ArcelorMittal (the “Company” or “ArcelorMittal”) announces the early tender results of its tender offers (the “Offers”) to purchase for cash, for a combined aggregate purchase price (exclusive of Accrued Interest (as defined herein)) of up to $750,000,000 (the “Maximum Tender Cap”), its outstanding 7.000% notes due 2039 (CUSIP 03938LAP9/ISIN US03938LAP94) (the “2039 Notes”) and 6.750% notes due 2041 (CUSIP 03938LAS3/ISIN US03938LAS34) (the “2041 Notes” and, together with the 2039 Notes, the “Notes”). Taking into account the $725,304,306 equivalent cash spent on Notes accepted for purchase as of the Early Tender Time pursuant to the Offers, the portion of the Maximum Tender Cap available for Notes tendered after the Early Tender Time and at or prior to the Expiration Time is equal to $24,695,694.

This announcement does not contain the full terms and conditions of the Offers, which are contained in the offer to purchase dated August 7, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and is subject to the offer restrictions set out below and more fully described in the Offer to Purchase.

The table above sets forth information with respect to the Notes that were validly tendered at or prior to 5:00 p.m., New York City time, on August 20, 2018 (the “Early Tender Time”) and not withdrawn.

The Offers will expire at 11:59 p.m., New York City time, on September 4, 2018, unless extended (as may be extended, the “Expiration Time”).

Subject to the terms and conditions set forth in the Offer to Purchase, with respect to all Notes validly tendered at or prior to the Early Tender Time and not validly withdrawn and accepted for purchase pursuant to the Offers, the Company expects to pay the Total Consideration, together with any accrued and unpaid interest from, and including, the immediately preceding interest payment date applicable to such Notes to, but excluding, the Early Settlement Date (the “Accrued Interest”), to the Holders on the second Business Day after the Early Tender Time, being August 22, 2018 (such date, the “Early Settlement Date”). With respect to all Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase pursuant to the Offers, the Company expects to pay the Tender Consideration, together with any Accrued Interest, to the Holders thereof on the second Business Day after the Expiration Time, expected to be September 6, 2018. The “Total Consideration” is the U.S. dollar amount payable per $1,000 principal amount of the Notes set forth in the table above and includes an early tender premium of $50 per $1,000 principal amount of Notes (the “Early Tender Premium”).

All Notes that are purchased by the Company in the Offers will be retired and cancelled and no longer remain outstanding obligations, and no interest will be payable on such Notes following such cancellation. Holders that tendered 2041 Notes held on the August 15, 2018 regular record date for the payment of interest on the 2041 Notes will not receive any accrued and unpaid interest on the 2041 Notes on the September 1, 2018 interest payment date for the 2041 Notes, but instead will receive the Accrued Interest on the Early Settlement Date.

The “Withdrawal Deadline” with respect to the Offers was 5:00 p.m., New York City time, on August 20, 2018. Notes already tendered pursuant to the Offers may no longer be withdrawn, and any Notes tendered after the Withdrawal Deadline and at or prior to the Expiration Time may not be withdrawn.

ArcelorMittal will fund the Offers with existing cash and liquidity resources. The Offers are being made to reduce gross debt and interest expense through the early repayment of certain long-term bonds issued by the Company.

Citigroup Global Markets Limited, Credit Agricole Securities (USA) Inc., J.P. Morgan Securities LLC and Merrill Lynch International have been appointed to serve as dealer managers for the Offers. D.F. King has been retained to serve as the information agent and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Citigroup Global Markets Limited by e-mail at liabilitymanagement.europe@citi.com or by telephone at +44 20 7986 8969 (London) or +1 800 558 3745 (toll free within the U.S.) or collect at +1 212 723 6106, Credit Agricole Securities (USA) Inc. by telephone at +1 866 807 6030 (toll free within the U.S.) or collect at +1 212 261 7802, J.P. Morgan Securities LLC by telephone at +1 866 834 4666 (toll free within the U.S.) or collect at +1 212 834 3424 and Merrill Lynch International by e-mail at DG.LM_EMEA@baml.com or by telephone at +44 20 7996 5420 (London) or +1 888 292 0070 (toll free within the U.S.) or collect at +1 980 387 3907. Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via e-mail: arcelor@dfking.com or telephone: New York: +1 800 499 8410 (toll free within U.S.) or collect at + 1 212 269 5550 and London: +44 20 7920 9700.

A copy of the Offer to Purchase is available at http://www.dfking.com/arcelor and may also be obtained at no charge from D.F. King.

None of ArcelorMittal, the dealer managers or the information and tender agent makes any recommendation as to whether any holder of the Notes should tender or refrain from tendering all or any portion of the principal amount of the Notes.

Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase.

Important Information

This press release is neither an offer to purchase nor a solicitation to buy any Notes nor is it a solicitation for acceptance of the Offers. The Company is making the Offers only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. This announcement must be read in conjunction with the Offer to Purchase.

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United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Offers has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)); (3) those persons who are existing members or creditors of the Company or other persons within Article 43(2) of the Order; (4) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (5) any other persons to whom such documents and/or materials may lawfully be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company (all such persons together being referred to as “relevant persons”). The Offer to Purchase and any other documents or materials relating to the Offers are only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Offers are not being made, directly or indirectly, to the public in the Republic of France. The Offer to Purchase and any other documents or offering material relating to the Offers may not be distributed or caused to be distributed to the public in the Republic of France. Only (a) persons providing investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (b) qualified investors (investisseurs qualifiés) acting for their own account, other than individuals (each a “Qualified Investor”), as defined in, and in accordance with, Articles L. 411-1, L. 411-2 and D. 411-1 of the French Code monétaire et financier and applicable regulations thereunder, are eligible to participate in the Offers. Neither the Offer to Purchase, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers.

Italy. None of the Offers, the Offer to Purchase or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident and/or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February, 2018, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Belgium. Neither the Offer to Purchase nor any other document or materials relating to the Offers has been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). Neither this Offer to Purchase nor the Offers are being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/“wet op de openbare overnamebiedingen”), as amended from time to time. Accordingly, the Offer to Purchase and the Offers may not be, and are not being, advertised and the Offers will not be extended and the Offer to Purchase and any other documents or materials relating to the Offers may not, has not, and will not, be distributed, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 10, §1 of the Belgian Law of June 16, 2006 on the public offering of securities and the admission of securities to trading on a regulated market (“loi relative aux offres publiques d'instruments de placement et aux admissions d'instruments de placement à la négociation sur des marchés réglementés”/“wet op de openbare aanbieding van beleggingsinstrumenten en de toelating van beleggingsinstrumenten tot de verhandeling op een gereglementeerde markt”), as amended from time to time, as referred to in Article 6, §3, 1° of said Belgian Law of April 1, 2007 on public takeover bids. Insofar as Belgium is concerned, the Offer to Purchase is only directed at, and the Offers are made only to, qualified investors, as this term is defined above. Accordingly, the information contained in the Offer to Purchase or in any other documents or materials relating to the Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.